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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934

                               (AMENDMENT NO. 4*)

                        SPLASH TECHNOLOGY HOLDINGS, INC.
                            (Name of Subject Company)

                        SPLASH TECHNOLOGY HOLDINGS, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    848623104
                      (CUSIP Number of Class of Securities)

                              KEVIN K. MACGILLIVRAY
                             CHIEF EXECUTIVE OFFICER
                        SPLASH TECHNOLOGY HOLDINGS, INC.
                               555 DEL REY AVENUE
                               SUNNYVALE, CA 94085

                                 (408) 328-6300

           (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of the Person Filing Statement)

                                 with a copy to:


                              KURT J. BERNEY, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                           PALO ALTO, CALIFORNIA 94304


/ / check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

* This is the final amendment to this Schedule 14D-9.
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         This Amendment No. 3, the third amendment to the
Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 originally filed on September 14, 2000 by Splash Technology Holdings, Inc. (the "Company") relating to a tender offer by Vancouver Acquisition Corp., a Delaware corporation ("Purchaser"), a wholly owned subsidiary of Electronics For Imaging, Inc. ("EFI"), disclosed in a tender offer statement on Schedule TO dated September 14, 2000 to purchase all outstanding shares of common stock of the Company (the "Shares") at a price of $10.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 14, 2000 and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.


ITEM 8.  ADDITIONAL INFORMATION.

         On October 24, 2000, EFI and the Company issued a press release announcing that Purchaser had accepted for purchase and payment an additional 2,220,325 shares of common stock of the Company which were validly tendered during the subsequent offering period which expired at 5:00 p.m. New York City time on Monday, October 23, 2000. When combined with the shares previously accepted, Purchaser beneficially owns approximately 93.2% of issued and outstanding shares of common stock of the Company.

         EFI also announced the subsequent consummation of the merger (the "Merger") of Purchaser with and into the Company, pursuant to the Agreement and Plan of Merger, dated as of August 30, 2000, as amended, by and among EFI, the Company and Purchaser. At the effective time of the Merger, each issued and outstanding share of stock of the Company was converted into the right to receive the same consideration per share as was paid to stockholders who tendered shares in the offer or, if the holder of such share exercises appraisal rights, the consideration determined in accordance with Section 262 of the General Corporation Law of the State of Delaware. Immediately following the consummation of the Merger, the Company was merged with and into EFI. A copy of the joint press release is filed as Exhibit 11 hereto and is hereby incorporated by reference.
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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit 11         Joint Press Release issued by EFI and the Company on
                   October 24, 2000.

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                                    SIGNATURE

AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


                                                By:    /s/ Kevin Macgillivray
                                                   -----------------------------
                                                Name: Kevin Macgillivray
                                                Title: Chief Executive Officer



October 24, 2000

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                                  EXHIBIT INDEX



EXHIBIT NO.         DESCRIPTION OF EXHIBIT
11                  Joint Press Release issued by EFI and the Company on October 24, 2000.